UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 401 4700

Svetlana Y. Chuchaeva

JSC “INTER RAO UES”

12, Krasnopresnenskaya Nab., Entrance 7

Moscow, 123610, Russian Federation

+7 (495) 967 0527, ext. 2081

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “Third Generation Company of the Wholesale Electricity Market”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 4,462,693

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,462,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person CO

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) JSC “INTER RAO UES”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 4,462,693

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,462,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person HC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

and

JSC “INTER RAO UES”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 4 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) and JSC “INTER RAO UES” (“INTER RAO UES” and collectively with OGK-3, the “Reporting Persons”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Amended Statement is jointly filed by OGK-3 and INTER RAO UES.  The Statement on Schedule 13D of the Reporting Persons, as amended by this Amended Statement, is referred to herein as the “Statement.”

The ownership percentages contained in this Amended Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the U.S. Securities and Exchange Commission that, as of August 5, 2011, 22,665,240 shares of Common Stock were outstanding.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling INTER RAO UES and OGK-3, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose and Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Reverse Stock Split

As previously disclosed by the Issuer, on May 19, 2011, the Issuer implemented a one-for-ten reverse stock split of its Common Stock. As a result of the reverse stock split, each 10 outstanding shares of pre-split Common Stock were automatically combined into one 1 share of post-split Common Stock.  After giving effect to the reverse stock split, as of May 19, 2011, there were 13,292,384 shares of the Issuer’s Common Stock outstanding and no shares of preferred stock outstanding, and OGK-3 was the beneficial owner of 4,462,693 shares of Common Stock or approximately 33.57% of the Issuer’s outstanding Common Stock.

Public Offering

As previously disclosed by the Issuer, on May 31, 2011, the Issuer completed an underwritten public offering of 8,265,000 shares of its Common Stock and warrants to purchase an aggregate of 7,128,563 shares of Common Stock.  As previously disclosed by the Issuer, on June 8, 2011 and on July 1, 2011, the Issuer sold 836,750 and 231,000 shares of Common Stock, respectively, pursuant to the underwriter’s partial exercise of its overallotment option.  As a result of these public offerings, OGK-3’s ownership interest of the Issuer’s Common Stock decreased from approximately 33.57% to approximately 19.7% of the Issuer’s outstanding Common Stock.

Board Appointments

Pursuant to the previously disclosed Standstill and Support Agreement dated as of May 6, 2011 among the Issuer and the Reporting Persons, INTER RAO UES intends to designate two individuals to be appointed by the Issuer to the Issuer’s board of directors.

No Other Plans or Proposals

Except as set forth in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
(a) - (b)

As of the date hereof, OGK-3 is the beneficial owner of 4,462,693 shares of Common Stock, or approximately 19.7% of the Issuer’s outstanding Common Stock. INTER RAO UES directly owns 81.9267% of OGK-3’s shares and by virtue of its ownership of such OGK-3 shares, could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, Issuer’s Common Stock.  Accordingly, pursuant to such rules, INTER RAO UES could be deemed to be the beneficial owner of such Common Stock.  Pursuant to Rule 13d-4 of the Act, the filing of this Statement shall not be construed as an admission that INTER RAO UES is for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock.  INTER RAO UES has expressly disclaimed, for all purposes, beneficial ownership of all indirectly owned securities reported on this Statement.  This Statement shall not be deemed an admission that INTER RAO UES is the beneficial owner of such securities for any purpose.

(c)	None.
(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.
(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit A                Officers and Directors of Persons Named in Item 2

Exhibit B                Agreement Relating to Joint Filing of Schedule 13D/A dated September 14, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2011

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

	By:	/s/ Aleksandr Nikulov

	Name:	Aleksandr Nikulov

	Title:	General Director

JSC “INTER RAO UES”

	By:	/s/ Ilnar Mirsiyapov

	Name:	Ilnar Mirsiyapov

	Title:	Member of the Management Board

EXHIBIT A

OFFICERS AND DIRECTORS OF INTER RAO UES

Executive Officers

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Management Board of INTER RAO UES	Russian Federation
Vyatcheslav Artamonov	Deputy Chairman of the Management Board; Head of the Trading Center of INTER RAO UES	Russian Federation
Yury Sharov	Deputy Chairman of the Management Board; Head of the Capital Construction and Engineering Center of INTER RAO UES	Russian Federation
Aleksandr Boris	Member of the Management Board of INTER RAO UES	Russian Federation
Andrey Golovlyov	Member of the Management Board; Head of the Center for Finance and Economy of INTER RAO UES	Russian Federation
Dangiras Mikalaunas	Member of the Management Board; Head of the Geographical Division “Europe” of INTER RAO UES	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board; Head of the Strategy and Investment Center of INTER RAO UES	Russian Federation
Oleg Oksuzyan	Member of the Management Board	Russian Federation
Pavel Okley	Member of the Management Board; Head of the Operations Center of INTER RAO UES	Russian Federation
Dmitry Palunin	Member of the Management Board; Financial Director of INTER RAO UES	Russian Federation
Sergey Rumyantsev	Member of the Management Board; Director for Economy of INTER RAO UES	Russian Federation
Aleksandr Pakhomov	Member of the Management Board; Head of the Legal Affairs Center of INTER RAO UES	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Vladimir Strzhalkovsky	Member of the Board of Directors of INTER RAO UES; General Director, Chairman of the Management Board of OJSC “MMC NORILSK NICKEL”	Russian Federation
Denis Fedorov

Member of the Board of Directors of INTER RAO UES; Head of the Directorate for Power Sector Development and Marketing in Power Generation, Gazprom OJSC; General Director of OJSC Tsentrenergoholding; General Director of Gazprom energoholding LLC

Russian Federation

Vladimir Dmitriev	Member of the Board of Directors of INTER RAO UES; Chairman of State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)”	Russian Federation
Evgeny Dod	Member of the Board of Directors of INTER RAO UES; Chairman of the Management Board of JSC “RusHydro”	Russian Federation
Boris Kovalchuk	Member of the Board of Directors of INTER RAO UES; Chairman of the Management Board of INTER RAO UES	Russian Federation
Vyatcheslav Kravchenko	Member of the Board of Directors of INTER RAO UES; General Director of Open Joint-stock Company “United Energy Sales Company”	Russian Federation
Grigory Kurtser	Member of the Board of Directors of INTER RAO UES; President of Public Joint Stock Company “Russian regional development bank” (PJSC “RRDB”)	Russian Federation
Aleksandr Lokshin	Member of the Board of Directors of INTER RAO UES; Deputy Director General and Director of the Nuclear Power Complex Directorate of State Atomic Energy Corporation “Rosatom”	Russian Federation
Oleg Budargin	Chairman of the Management Board of “Federal Grid Company of Unified Energy System”, JSC	Russian Federation
Kirill Seleznyov	Member of the Board of Directors of INTER RAO UES; Member of the Management Committee, Head of the Gas and Liquid Hydrocarbons Marketing and Processing Department of JSC “GAZPROM”	Russian Federation
Dmitry Shugaev

Member of the Board of Directors of INTER RAO UES; Deputy Director General of State Corporation for Assistance to Development, Production and Export of Advanced Technology Industrial Product “Rostekhnologii”

Russian Federation

OFFICERS AND DIRECTORS OF OGK-3

Executive Officers

Name	Present Principal Occupation	Citizenship
Aleksandr Nikulov	General Director — Chairman of the Management Board of OGK-3	Russian Federation
Vladislav Nazin	Deputy Chairman of the Management Board of OGK-3, First Deputy General Director of OGK-3 for Finance and Economics	Russian Federation
Alexandra Panina	Member of the Management Board of OGK-3; Deputy General Director of OGK-3 on energy markets	Russian Federation
Konstantin Moskvin	Member of the Management Board of OGK-3; Acting Deputy General Director on Technical Policy	Russian Federation
Alexey Krymskiy	Member of the Management Board of OGK-3; Director for Organizational Performance	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Board of Directors of OGK-3; Chairman of the Management Board of INTER RAO UES; Member of the Board of Directors of INTER RAO UES	Russian Federation
Ilnar Mirsiyapov	Deputy Chairman of the Board of Directors of OGK-3; Member of the Management Board of INTER RAO UES; Head of the Strategy and Investment Center of INTER RAO UES	Russian Federation
Anton Badenkov	Member of the Board of Directors of OGK-3; Advisor to the Chairman of the Management Board of INTER RAO UES	Russian Federation
Aleksandr Boris	Member of the Board of Directors of OGK-3; Member of the Management Board of INTER RAO UES	Russian Federation
Aleksandr Abramkov	Member of the Board of Directors of OGK-3; Director for Audit and Compliance Control - Head of the Audit, Compliance Control and Risk Management Center of INTER RAO UES	Russian Federation
Andrey Golovlyov	Member of the Board of Directors of OGK-3; Member of the Management Board of INTER RAO UES; Head of the Financial and Economics Center of INTER RAO UES	Russian Federation

Andrey Drachuk	Member of the Board of Directors of OGK-3; Director for Strategic Planning and Organizational Development of System Operator of the United Power System, JSC	Russian Federation
Vyatcheslav Artamonov	Member of the Board of Directors of OGK-3; Deputy Chairman of the Management Board of INTER RAO UES; Head of the Trading Center of INTER RAO UES	Russian Federation
Pavel Okley	Member of the Board of Directors of OGK-3; Member of the Management Board of INTER RAO UES; Head of the Operations Center of INTER RAO UES	Russian Federation
Yury Sharov	Member of the Board of Directors of OGK-3; Deputy Chairman of the Management Board of INTER RAO UES; Head of the Capital Construction and Engineering Center of INTER RAO UES	Russian Federation
Maria Ochirova	Member of the Board of Directors of OGK-3; Deputy Director of the Legal Department — Head of Contracts and Corporate Division of OJSC “MMC NORILSK NICKEL”	Russian Federation

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 4 to the Statement on Schedule 13D originally filed on March 27, 2009 with respect to the securities of Plug Power Inc.  This Agreement Relating to Joint Filing of Schedule 13D/A shall be filed as an Exhibit to such Statement.

Date:  September 14, 2011

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

By:	/s/ Aleksandr Nikulov

Name:	Aleksandr Nikulov

Title:	General Director

JSC “INTER RAO UES”

By:	/s/ Ilnar Mirsiyapov

Name:	Ilnar Mirsiyapov

Title:	Member of the Management Board